Filed by Denison Mines Corp.
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Rockgate Capital Corp.
Date: September 17, 2013

Denison Mines Corp. Atrium on Bay, 595 Bay Street, Suite 402 Toronto, ON M5G 2C2 Ph. 416-979-1991 • Fx. 416-979-5893 www.denisonmines.com

PRESS RELEASE

For Immediate Release

TSX: DML

NYSE MKT: DNN

Currency: CAD$

DENISON ANNOUNCES SUPERIOR TAKEOVER

OFFER FOR ROCKGATE CAPITAL CORP.

TORONTO, ON — September 17, 2013 — Denison Mines Corp. (“Denison”) today announced that it intends to make a takeover bid to acquire all of the outstanding shares of Rockgate Capital Corp. (“Rockgate”) in exchange for shares of Denison.  Under the terms of the offer, each Rockgate common share will be exchanged for 0.192 of a common share of Denison (the “Offer”) with an implied value of $0.23 per Rockgate share and a total purchase price for all outstanding Rockgate shares of approximately $26.7 million.

The Offer represents a 47% premium over the closing price of Rockgate shares on the Toronto Stock Exchange (the “TSX”) on September 16, 2013, the last trading day prior to Denison’s announcement of its intention to make the Offer and a 38% premium to both companies’ trailing 20-day volume-weighted average prices (“VWAP”).

Denison has entered into lock-up agreements covering 20,381,900 Rockgate shares, representing 17.4% of Rockgate’s total shares outstanding. Under the lock-up agreements, the shareholders have agreed, among other things, to tender their Rockgate shares to the Offer.

Separately, Denison has been advised by shareholders holding 31.5% of the shares of Rockgate, including the shareholders who have signed lock-up agreements, that they currently intend to vote against the proposed transaction between Rockgate and Mega Uranium Ltd. (“Mega”) that was announced on June 6, 2013 (the “Mega Transaction”). Sprott U.S. Holdings, Inc., incorporating all US Sprott affiliates (“Sprott”), has also advised Denison that it currently intends to recommend to its clients (who hold approximately 11.2% of the shares of Rockgate) that they vote against the Mega Transaction.

Denison President and Chief Executive Officer, Ron Hochstein, commented, “We believe that the Offer represents a superior alternative for Rockgate shareholders.  Following the announcement of the Mega Transaction, Denison was contacted by several of Rockgate’s largest shareholders who were unhappy with the Mega Transaction.  For its part, Denison had previously viewed Rockgate’s Falea asset as a compelling potential addition to its own African uranium portfolio.  We therefore welcomed the opportunity given by key Rockgate shareholders to assist in undertaking this Offer.  This acquisition does not signal a reduced focus on the Athabasca Basin for Denison, but instead is intended to result in a stronger Denison African asset base, in pursuit of an eventual spin-out of that portfolio.  With this transaction, Rockgate shareholders will enjoy exposure to not only a broadened African asset portfolio, but also to Denison’s extensive Athabasca Basin portfolio.”

Upon the completion of the Offer, Denison intends to undertake an evaluation of the merits of a spin-out into a new company of Denison’s African assets including its Mutanga development project in Zambia, its exploration joint ventures with Rio Tinto in Namibia, as well as Rockgate’s Falea project in Mali.  Any such transaction would allow Denison to focus on its Athabasca Basin uranium exploration and development assets, while continuing to provide diversification to Denison and Rockgate shareholders alike.  The timing and structure of any such subsequent transaction will be decided in the context of prevailing market conditions and optimal financial considerations.

Reasons to Accept the Offer

Denison believes that Rockgate shareholders will enjoy the following significant benefits from the Offer:

•                  Significant Premium — The Offer represents a premium of approximately 47% over the closing price of $0.155 per Rockgate share on the TSX, and a premium of 38% based on the trailing 20 day VWAP of both companies on the TSX as of September 16, 2013;

•                  Premium to Implied Mega Offer — The Offer represents a 38% premium over the Mega Transaction exchange ratio based on the closing prices on the TSX as of September 16, 2013;

•                  Superior Asset Value Recognition — Based on its closing share prices during the trailing three months as of September 16, 2013, Rockgate has not attained a market capitalization in excess of its June 30, 2013 net cash value per share;

•                  Major Shareholder Rejection of the Mega Transaction — Denison has been advised by holders of 31.5% of the Rockgate shares outstanding that they will vote against the Mega Transaction.  Sprott has also advised Denison that it currently intends to recommend to its clients (who hold approximately 11.2% of the shares of Rockgate) that they vote against the Mega Transaction;

•                  Premier Uranium Exploration Company — The opportunity for Rockgate shareholders to participate in the assets of Denison, which include a best-in-class pipeline of advanced exploration, development and capital assets in the Athabasca Basin, including the Wheeler River Project, as well as the Mutanga Project in Zambia;

•                  Superior Capital Markets Presence — Rockgate shareholders to benefit from larger scale (Denison’s market capitalization is $549 million as of September 16, 2013), superior trading liquidity (Denison’s three month average daily trading value in Canada and the United States is $3.5 million per day), and increased research analyst coverage (11 research analysts actively cover Denison);

•                  Superior African Synergies — Denison’s African and global exploration team is more complementary to Falea’s development than what is offered by the Mega Transaction;

•                  Business Activity Alignment — Denison’s active business is the exploration and development of uranium projects, which better complements Rockgate’s asset base as compared to Mega’s primary business activity of holding small-cap uranium equity investments.  Denison offers Rockgate shareholders the added potential benefit from any future increases in value associated with the continued exploration and development of Denison’s current portfolio of assets; and

•                  Reduced Exposure to Third-Party Equity Risk — Mega’s underlying asset valuation is heavily influenced by the potential success and liquidity of externally operated portfolio holdings, in particular that of Toro Energy Ltd. of Australia as a result of a transaction announced by Mega on August 12, 2013.

About the Offer

A summary of the terms of the Offer will be published in newspaper advertisements in the national edition of the Globe and Mail and in La Presse on September 19, 2013.  Full details of the Offer will be included in the formal offer and takeover bid circular, which is expected to be filed on September 19, 2013 with securities regulatory authorities (together with all related documents) and will be available under Rockgate’s profile on SEDAR.  The Offer will remain open until 4:00 p.m. Toronto time on October 25, 2013, unless otherwise withdrawn or extended by Denison.

Denison will be making a formal request for the list of Rockgate shareholders from Rockgate and expects to mail the offer circular to Rockgate’s shareholders as soon as reasonably practicable following receipt of such shareholder list.

The Offer will be subject to certain customary conditions, including confirmation to the satisfaction of Denison that the Rockgate shareholder rights plan will not adversely affect the Offer.  Denison intends to apply to the British Columbia Securities Commission immediately after the Offer is commenced for an order that Rockgate’s shareholder rights plan be rendered inapplicable to the Offer.  Other conditions will include acceptance of the Offer by Rockgate shareholders owning not less than 90 percent of Rockgate’s outstanding shares on a fully-diluted basis, receipt of all necessary regulatory approvals, no material adverse change in Rockgate and other conditions customary for transactions of this nature.  The Offer will not be subject to any financing condition or Denison shareholder approval.

This press release does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any securities of Denison or Rockgate.  Such an offer may only be made pursuant to the offer and takeover bid circular to be filed with the Canadian securities regulators and pursuant to registration or qualification under the securities laws of any other such jurisdiction.

Denison intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-8 which will include the offer and takeover bid circular.  Investors and security holders are urged to read the offer and takeover bid circular regarding the proposed transaction referred to in these documents when they become available, because they will contain important information.  Investors and security holders may obtain a free copy of the offer and takeover bid circular, when they become available and certain other offer documents filed by Denison with the Canadian provincial securities regulators on SEDAR at www.sedar.com, and with the SEC at the SEC’s website at www.sec.gov.  Copies of any such documents may be obtained free of charge upon request made to Sheila Colman, the corporate secretary of Denison at 595 Bay Street, Suite 402, Toronto, ON, Canada, M5G 2C2.

Advisors and Information Agent

Denison has engaged Haywood Securities Inc. as its financial advisor and Cassels Brock & Blackwell LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP as its legal advisors in respect of the Offer.

Questions and requests for assistance may be directed to Computershare Investor Services Inc., the Depositary for the Offer, or Laurel Hill Advisory Group, the Information Agent for the Offer, at the addresses and telephone numbers set out below.

For further information please contact:

Investors and analysts

Ron Hochstein

President, Chief Executive Officer

Sophia Shane

Investor Relations

Phone: (416) 979-1991

Email: info@denisonmines.com

The Depositary:

Computershare Investor Services Inc.
Toll-Free Phone: 1-800-564-6253
Toll-Free Facsimile: 1-888-453-0330
E-mail: corporateactions@computershare.com

The Information Agent:

Laurel Hill Advisory Group
Toll-Free Phone: 1-877-452-7184
Outside of North America Phone: 1-416-304-0211

Facsimile: 1-416-646-2415
E-mail: assistance@laurelhill.com

About Denison

Denison is a uranium exploration and development company with interests in exploration and development projects in Canada, Zambia, Namibia, and Mongolia.  Including the high grade Phoenix deposits, located on its 60% owned Wheeler project, Denison’s exploration project portfolio includes 49 projects and totals approximately 603,000 hectares in the Eastern Athabasca Basin region of Saskatchewan.  Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture, which includes several uranium deposits and the McClean Lake uranium mill, one of the world’s largest uranium processing facilities, plus a 25.17% interest in the Midwest deposit and a 60% interest in the J-Zone deposit on the Waterbury property.  Both the Midwest and J-Zone deposits are located within 20 kilometres of the McClean Lake mill. Internationally, Denison owns 100% of the conventional heap leach Mutanga project in Zambia, an approximate 71% interest in the newly acquired Dome project in Namibia, and an 85% interest in the in-situ recovery projects held by the Gurvan Saihan joint venture in Mongolia.

Denison is engaged in mine decommissioning and environmental services through its DES division and is the manager of UPC, a publicly traded company which invests in uranium oxide and uranium hexafluoride.

Additional information about Denison is available on Denison’s website at www.denisonmines.com or under its profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Cautionary Statement Regarding Forward-Looking Statements

Certain information contained in this press release constitutes “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” within the meaning of similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements and information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements.  Denison believes that the expectations reflected in forward-looking statements and information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements and information included in this press release should not be unduly relied upon.  This information speaks only as of the date of this press release.  In particular, this press release may contain forward-looking statements and information about the Offer and Denison’s ability to complete the Offer, the likelihood of the conditions on the Offer being satisfied, the anticipated benefits or timing of the Offer, and the timing and structure of a subsequent spin-out of a new company following the Offer.

There can be no assurance that such statements or information will prove to be accurate, as Denison’s actual results and future events could differ materially from those anticipated in any forward-looking statements or information as a result of the factors discussed in or referred to under the heading “Risk Factors” in Denison’s Annual Information Form dated March 13, 2013 available at http://www.sedar.com, and in its Form 40-F available at http://www.sec.gov/edgar.shtml.

Accordingly, readers should not place undue reliance on forward-looking statements or information.  These factors are not, and should not be construed as being, exhaustive.  The forward-looking statements and information contained in this press release are expressly qualified by this cautionary statement.  Denison does not undertake any obligation to publicly update or revise any forward-looking statements or information after the date of this press release to conform such information to actual results or to changes in Denison’s expectations except as otherwise required by applicable legislation.